August 25, 2021

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

RE:	Internet Sciences Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted November 8, 2019
CIK No. 0001720286

In response to your letter dated November 20, 2019 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Internet Sciences Inc. (the “Company”). Amendment No. 3 to the Draft Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Draft Registration Statement on Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s November 20, 2019 letter in italicized text immediately before our response.

DRS submitted November 8, 2019

Description of Business, page 19

1.	Refer to your response to comment 4. We note that you removed references to planned acquisitions from the MD&A section, but disclosure remains in the business section that through planned acquisitions in the United Kingdom you expect to reach a broad base of existing clients across Continental Europe. Disclose any planned acquisitions in detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties. To the extent you do not have current plans to make acquisitions, remove the references to planned acquisitions.

Response: We have revised our disclosure to reflect the fact that while acquisitions may occur in the future, the Company does not currently have any planned or anticipated acquisitions.

Financial Statements & Exhibits, page F-1

2.	The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response: We have updated the financial statements in accordance with your recommendation.

Conclusion

The Company is aware of and agrees that Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please let me know if you need anything further.

Sincerely, Internet Sciences, Inc.
/s/ Lynda Chervil Lynda Chervil President